UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ) *

Zone Mining Limited
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98977D 10 4
(CUSIP Number)

Albert E. Berrow
7164 120th Street, Surrey, British Columbia, Canada V3W 3M8, (604) 592-8321
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98977D 10 4

	1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

			Albert E. Berrow

	2.		Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)

		(b)

	3.		SEC Use Only

	4.		Source of Funds (See Instructions):	n/a

	5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.		Citizenship or Place of Organization:	Canada

Number of	7.	X	Sole Voting Power:	0
Shares
Beneficially	8.		Shared Voting Power:	0
Owned by
Each	9.	X	Sole Dispositive Power:	0
Reporting
Person	10.		Shared Dispositive Power:	0
With

	11.		Aggregate Amount Beneficially Owned by Each Reporting Person:	0

	12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.		Percent of Class Represented by Amount in Row (11):	0%

	14.		Type of Reporting Person (See Instructions):
			IN

Item 1. Security and Issuer

This statement relates to shares of the common stock, $.00001 par value of Zone Mining Limited, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 111 Presidential Blvd., Suite 165, Bala Cynwyd, PA 19004.

Item 2. Identity and Background

(a)	Name of Person Filing:	Albert E. Berrow

(b)	Business Address:	7164 120th Street, Surrey, British Columbia, Canada V3W 3M8

(c)	Present Principal Occupation:	Business consultant

(d)	Disclosure of Criminal Proceedings:	Mr. Berrow has not been convicted in any criminal proceeding at any time.

(e)	Disclosure of Civil Proceedings:

Mr. Berrow has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Berrow is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Berrow initially acquired 300,000 shares of the Issuer's issued and outstanding shares of common stock in February 2005, for cash of $6,000, using personal funds.

Item 4. Purpose of Transaction

This transaction was concurrent with Mr. Harrington's appointment as an officer and director of the Issuer on August 31, 2006.

Item 5. Interest in Securities of the Issuer

Mr. Berrow beneficially owns no shares of the Issuer's common stock as follows:

(a)	Mr. Berrow directly and personally owns no shares of the Issuer's total issued and outstanding shares.

(b)	Mr. Berrow has no voting or dispositive power as to any shares.

(c)

Mr. Berrow initially acquired 300,000 shares, or 9.2% of the Issuer's issued and outstanding shares of common stock, in February 2005, for cash of $6,000, which represented his personal funds. On August 31, 2006, Mr. Berrow sold his shares to SPH Investments, which is solely owned by Stephen P. Harrington, in a privately-negotiated transaction in exchange for an aggregate total of $43,700 or approximately $0.146 per share.

(d)	Not applicable.

(e)	August 31, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On August 31, 2006, Mr. Berrow sold his total of 300,000 shares to SPH Investments, which is solely owned by Stephen P. Harrington, in a privately-negotiated transaction in exchange for an aggregate total of $43,700 or approximately $0.146 per share. This transaction was concurrent with Mr. Harrington's appointment as an officer and director of the Issuer on August 31, 2006.

Item 7. Material to be Filed as Exhibits

n/a

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2006
Date

ALBERT E. BERROW
Albert E. Berrow

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)